Filed by NYSE Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Companies:

New York Stock Exchange, Inc.

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

Date: August 15, 2005

On August 15, 2005, the New York Stock Exchange, Inc. (“NYSE”) issued the following press release:

Release: August 15, 2005
Contact: Rich Adamonis
Phone: 212.656.2140
Email: radamonis@nyse.com

NYSE Announces Second-Quarter 2005 Financial Results

Net Income Increased 161.7% Over Year-Ago Quarter

NEW YORK, August 15, 2005 – The New York Stock Exchange (NYSE) today reported net income of $13.0 million for the quarter ended June 30, 2005, compared to $5.0 million in the year-ago quarter and $26.0 million for the first quarter of 2005. These results reflect the restatement of NYSE’s financial earnings dating back to 2002 that were announced in the NYSE Group’s draft S-4 Registration Statement filed with the SEC on July 21, 2005.

Year-Over-Year Financial Highlights

Revenues, less SEC activity remittance, for second-quarter 2005 were $276.3 million, up $4.3 million or 1.6% versus the second-quarter of 2004. Listing fee revenue was $85.5 million, an increase of $3.6 million or 4.4%, regulatory fees increased $3.4 million or 11.7% to $32.2 million and market information fees rose $4.2 million or 10.0% to $46.3 million. Regulatory fees increased as NYSE Member Firms reported higher Gross Focus Revenues for the period. Market information fees increased due to growth in NYSE’s proprietary data products, professional subscribers and non-recurring revenues from previously uncollected charges. Declines in data-processing fees of $5.7 million or 10.7% were the result of decreased third-party usage of services provided by SIAC.1 Investment and other income was $13.8 million, an increase of $1.0 million versus the year-ago quarter. The increase in investment and other income was the result of a portfolio restructuring in December 2004 combined with a higher interest rate environment. These increases were somewhat reduced by non-recurring insurance claims received during second-quarter 2004.

Expenses were $254.7 million, down 5.0% from second-quarter 2004. The decreases were led by reduced spending in general and administrative expenses, down $4.5 million or 20%. In addition, professional services decreased by $5.4 million or 13.2% due to reduced legal expenses as compared to second quarter 2004. Depreciation and amortization expenses increased by $4.2 million, a 19.2% increase, to $26.4 million due to the acceleration of certain useful lives following a fourth-quarter 2004 review of depreciation policies.

[1]	SIAC operates on a cost-recovery model driven by its customers’ demands. Under this model, any increases or decreases in SIAC’s expenses result in a corresponding change in its revenue.

Quarter-Over-Quarter Financial Highlights

Compared to the first quarter of 2005, second quarter revenues, less SEC activity remittance, decreased 4.2% or $12.2 million. Regulatory fees increased by $3.1 million or 10.8%, data processing fees increased $2.8 million or 6.3% and market information fees in the second quarter of 2005 were up by $2.1 million or 4.8%. Declines in investments and other income of $17.9 million or 56.4%, were largely due to the collection of a $19.0 million regulatory fine and other non-recurring revenues during the first quarter of 2005.

Expenses increased by $10.1 million or 4.1% quarter over quarter. Professional services and general and administrative costs were the main drivers of the increase. Professional services increased by $7.6 million or 27.1% due to continuing initiatives across the organization, including those related to regulation and trading systems, as well as additional legal expenses incurred in the quarter. General and administrative expenses increased by $2.9 million or 19.1% during the second quarter 2005 as compared to the first quarter.

Income Taxes

The effective income tax rate for the second quarter of 2005 was 34.3%, down from 42.8% for first-quarter 2005. The reduction in our effective tax rate for the second quarter is due to the increased impact of the tax-exempt interest on NYSE’s income before taxes. For the second quarter of 2004, the NYSE had a tax benefit of $1.2 million, a result of the receipt of non-taxable insurance recoveries.

Capital

As of June 30, 2005, total members’ equity was $802.9 million and equity per member having distributive rights equaled $588,000.

About the NYSE

The New York Stock Exchange is the world’s leading equities market and home to 2,780 companies whose total global market capitalization is $19.9 trillion, including $6.9 trillion for 449 non-U.S. companies from 47 countries. Buyers and sellers meet directly in a fair, open and orderly market to realize the best possible price through the interplay of supply and demand. On an average day, 1.60 billion shares, valued at $55.0 billion, are traded on the NYSE. The NYSE provided the most competitive quotes in its listed stocks creating the National Best Bid and Offer more than 89% of the time. For more information please visit http://www.nyse.com.

# # # #

	Three Month Period Ended			Six Month Period Ended
Operating Data	June 30, 2005	March 31, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Company Listings
NYSE Listed Companies (1)	2,780	2,774	2,742	2,780	2,742
No. of New Listings (2)	36	37	30	73	63
NYSE Share (%) of Domestic Qualified New Listings Proceeds (IPOs) (3)	94.3	95.8	100.0	95.2	98.9
NYSE Share (%) of International Qualified New Listings Proceeds (IPOs) (4)	100.0	100.0	100.0	100.0	91.8

Trading Activity: NYSE-Listed Common Stocks and Warrants (5)
Consolidated Average Daily Volume (millions of shares) (6)	1,918.7	1,985.8	1,759.0	1,951.5	1,847.6
% change from the same period in the prior year or quarter	9.1%	2.6%	-2.1%	5.6%	6.1%

NYSE Listed Average Daily Volume (millions of shares) (6)	1,494.7	1,566.0	1,407.2	1,529.5	1,448.0
% change from the same period in the prior year or quarter	6.2%	5.2%	-0.4%	5.6%	4.3%

NYSE Share of Trading - Full Day (%) (7)	77.9%	78.9%	80.0%	78.4%	78.4%
NYSE Share of Trading - Trading Hours (%) (8)	79.9%	80.9%	82.3%	80.4%	80.5%

Trading Activity : Other (9)
NYSE ETF Average Daily Volume (millions of shares) (10)	5.1	5.0	8.3	5.1	8.4
Average Daily Volume in Crossing Sessions, Preferred Stocks and other issues (11)	64.7	53.1	46.0	59.1	41.2

Market Information
Tape A Share of Trades (%) (12)	89.0	89.6	91.6	89.3	90.4
Professional Subscribers	423,447	411,086	406,256	423,447	406,256

Regulatory Fees
Gross FOCUS Revenues ($ billions) (13)	47.0	37.8	36.2	84.8	69.9

Data Processing
% SIAC Revenues from Non-NYSE Customers	40.8	41.8	44.4	41.3	44.5

(1)	Number of listed companies as of period end.
(2)	Includes initial public offerings and transfers from other markets.
(3)	Proceeds raised by NYSE-listed domestic IPOs/Total proceeds raised by qualified domestic IPOs.
(4)	Proceeds raised by NYSE-listed international IPOs/Total proceeds raised by qualified international IPOs. The initial capital-raising event in the United States involving a listing of a non-U.S. issuer is deemed an IPO for international purposes.
(5)	This trading activity includes only trades executed in NYSE-listed common stocks and warrants, as defined by the NYSE, and it excludes any trading activity in NYSE’s preferred stocks, rights, structured products (including NYSE-listed exchange traded funds) and the NYSE’s four crossing sessions (which are periods during which trading takes place after the close of regular trading sessions).
(6)	Consolidated average daily volume includes the trading volume executed across all exchanges as reported to the consolidated tape between 4:00 am to 8:00 pm EST. NYSE-listed average daily volume includes the trading volume executed at the NYSE during the NYSE’s normal business hours of operation, or 9:30 am to 4:00 pm EST. Each of these figures is then divided by the appropriate number of trading days in the period.
(7)	In computing the NYSE’s full day share of trading, the numerator is the NYSE average daily volume executed during normal NYSE business hours (currently 9:30 am to 4:00 pm EST) and the denominator is the consolidated average daily volume executed full day or between 4:00 am to 8:00 pm EST.
(8)	The NYSE’s trading hours share of trading is calculated by taking the same NYSE numerator in (7) and dividing it by the amount of consolidated average daily volume executed during NYSE business hours.
(9)	This trading activity includes any volume executed at the NYSE that was not included in the NYSE’s previously calculated share of trading. It includes NYSE unlisted trading privilege trading in specific exchange-traded funds and in the NYSE’s crossing sessions, preferred stocks and other issues not previously included. (The unlisted trading privilege (“UTP”) is a right, provided by the Exchange Act, that permits securities listed on any national securities exchange and Nasdaq to be traded by other such exchanges.)
(10)	The NYSE first began trading exchange-traded funds on a UTP basis on 7/31/2001. The NYSE now trades 59 exchange-traded funds on a UTP basis, including the Standard & Poor’s Depositary Receipts® (SPY) and the Dow Industrials DIAMONDS® (DIA).
(11)	This is the amount of trading volume executed at the NYSE in NYSE-listed issues not currently included in our share of trading calculations. It includes preferred stocks, rights, structured products (including NYSE-listed exchange-traded funds) and the NYSE’s four crossing sessions.
(12)	Number of NYSE-listed shares traded on the NYSE trading floor / Total number of NYSE-listed shares traded.
(13)	Revenue reported by member broker-dealers on the “FOCUS” report, the regulatory requirement for member broker-dealers to report their financial condition. NYSE records revenue on a six-month lag; the data is provided on that basis.

New York Stock Exchange, Inc.

Condensed Consolidated Statements of Income

(unaudited)

	Three months ended			% of Change From
(Amounts in Thousands)	June 30, 2005	March 31, 2005	June 30, 2004	March 31, 2005	June 30, 2004
		(Restated)	(Restated)
Revenues:
Activity assessment fees	$141,773	$92,940	$93,034	52.5	52.4
Listing fees	85,465	85,995	81,855	(0.6)	4.4
Data processing fees	47,745	44,900	53,477	6.3	(10.7)
Market information fees	46,290	44,150	42,088	4.8	10.0
Trading fees	37,806	37,953	38,751	(0.4)	(2.4)
Regulatory fees	32,185	29,041	28,816	10.8	11.7
Facility and equipment fees	12,286	12,585	12,450	(2.4)	(1.3)
Membership fees	715	2,144	1,758	(66.7)	(59.3)
Investment and other income	13,844	31,758	12,829	(56.4)	7.9

Total revenues	$418,109	$381,466	$365,058	9.6	14.5
SEC activity remittance	141,773	92,940	93,034	52.5	52.4

Revenues, less SEC activity remittance	$276,336	$288,526	$272,024	(4.2)	1.6

Expenses:
Compensation	125,551	126,553	131,282	(0.8)	(4.4)
Systems and related support	31,895	31,742	34,342	0.5	(7.1)
Professional services	35,663	28,050	41,064	27.1	(13.2)
Depreciation and amortization	26,446	26,173	22,192	1.0	19.2
Occupancy	17,285	17,036	16,764	1.5	3.1
General and administrative	17,870	15,009	22,333	19.1	(20.0)

Total expenses	$254,710	$244,563	$267,977	4.1	(5.0)

Income before taxes and minority interest	21,626	43,963	4,047	(50.8)	434.4
Provision (benefit) for income taxes	7,415	18,809	(1,224)	(60.6)	(705.9)
Minority interest in income (loss) of consolidated subsidiary	1,225	(865)	308	(241.6)	297.7

Net Income	$12,986	$26,019	$4,963	(50.1)	161.7

*	NYSE revenues and expenses include the results of its two thirds- owned subsidiary, Securities Industry Automation Corp.
**	Certain prior period amounts have been reclassified to conform with current period presentation.

New York Stock Exchange, Inc.

Condensed Consolidated Statements of Income

(unaudited)

	Six months ended
(Amounts in Thousands)	June 30, 2005	June 30, 2004	% of Change
		(Restated)
Revenues:
Activity assessment fees	234,713	224,604	4.5
Listing fees	171,460	165,015	3.9
Data processing fees	92,645	109,433	(15.3)
Market information fees	90,440	82,803	9.2
Trading fees	75,759	79,723	(5.0)
Regulatory fees	61,226	56,056	9.2
Facility and equipment fees	24,871	25,246	(1.5)
Membership fees	2,859	4,342	(34.2)
Investment and other income	45,602	20,340	—

Total revenues	$799,575	$767,562	4.2
SEC activity remittance	234,713	224,604	4.5

Revenues, less SEC activity remittance	$564,862	$542,958	4.0

Expenses:
Compensation	252,104	260,749	(3.3)
Systems and related support	63,637	71,341	(10.8)
Professional services	63,713	68,980	(7.6)
Depreciation and amortization	52,619	44,167	19.1
Occupancy	34,321	32,991	4.0
General and administrative	32,879	36,631	(10.2)

Total expenses	$499,273	$514,859	(3.0)

Income before taxes and minority interest	65,589	28,099	133.4
Provision for income taxes	26,224	9,099	188.2
Minority interest in income of consolidated subsidiary	360	828	(56.5)

Net Income	$39,005	$18,172	114.6

*	NYSE revenues and expenses include the results of its two thirds- owned subsidiary, Securities Industry Automation Corp.
**	Certain prior period amounts have been reclassified to conform with current period presentation.

New York Stock Exchange, Inc.

Condensed Consolidated Statements of Financial Condition

(Amounts in Thousands)	June 30, 2005	December 31, 2004
	(Unaudited)	(Restated)
Assets
Current Assets:
Cash and cash equivalents	$43,625	$15,456
Securities purchased under agreements to resell	47,074	55,209
Investment securities, at fair value	1,164,583	914,845
Accounts receivable, net	157,898	102,941
Taxes receivable	1,552	26,906
Deferred tax asset	66,936	83,039
Other assets	40,730	46,230

Total current assets	1,522,398	1,244,626
Property and equipment, at cost, less accumulated depreciation and amortization	342,890	343,424
Investments and affiliates, at cost	2,662	2,652
Non-current deferred tax asset	296,765	291,639
Other non-current assets	96,754	99,910

Total assets	$2,261,469	$1,982,251

Liabilities and equity of members:
Current liabilities:
Accounts payable	$46,674	$99,165
Accrued expenses	185,730	208,031
Deferred tax liability	8,310	11,264
Deferred revenue	220,545	85,955
SEC activity remittance payable	271,839	82,482

Total current liabilities	733,098	486,897
Liabilities due after one year:
Accrued employee benefits	315,942	311,831
Non- current deferred tax liability	7,537	17,413
Deferred revenue	332,634	335,509
Other long-term liabilities	36,024	29,927

Total liabilities	1,425,235	1,181,577
Minority interest	33,384	33,206
Commitments and contingencies
Member’s equity:
Equity of members	806,037	767,032
Accumulated other comprehensive income/(loss)	(3,187)	436

Total equity of 1,366 members	802,850	767,468

Total liabilities and members’ equity	$2,261,469	$1,982,251

Equity per member having distributive rights	$588	$562

Important Acquisition Information with Respect to the Merger

In connection with the proposed merger of the New York Stock Exchange, Inc. (“NYSE”) and Archipelago Holdings, Inc. (“Archipelago”), NYSE Group, Inc. filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2005, containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The Registration Statement has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC.

Such final documents, however, are not currently available. NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/ prospectus, as well as other filings containing information about the NYSE and Archipelago without charge, at the SEC’s website (http://www.sec.gov). Copies of the final joint proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284. The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this press release may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving the NYSE and Archipelago, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE’s and Archipelago’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago’s website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.